August 23, 2005

Michele Gohlke

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	File No. 0-30975
Transgenomic, Inc.
Form 10-K for the year ended December 31, 2004
Filed April 15, 2005

Dear Ms. Gohlke:

By this letter, we are requesting an additional five business days to respond to the comments on the Form 10-K for the year ended December 31, 2004 that were contained in the staff’s letter dated August 9, 2005.

Sincerely,

Collin J. D’Silva

Copy to:	Mr. Steven P. Amen, Kutak Rock
Mr. Mike Summers